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	August 27, 2018	LONDON MOSCOW MUNICH PARIS SÃO PAULO
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VIA EDGAR AND HAND DELIVERY.

Kate McHale

Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing and Construction

100 F. Street N.E.

Washington, D.C. 20549

Re:	Stevens Holding Company, Inc.
Amendment No. 4 to Form S-4/S-1
Filed August 27, 2018 (File No. 333-224754)

Dear Ms. McHale:

On behalf of Stevens Holding Company, Inc. (the “Company”), we transmit herewith Amendment No. 4 to the Company’s registration statement on Form S-4/S-1 via the Securities and Exchange Commission’s EDGAR system.

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing immediately to the undersigned at (212) 735-7886.

Sincerely,

/s/ Thomas W. Greenberg
Thomas W. Greenberg

Ms. Kate McHale

August 27, 2018

cc:	Daniel B. Kim

Glenn E. Deegan

Thomas E. Dunn